UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent

Singapore 408579

+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On October 14, 2025, Primech Holdings Ltd (the “Company”) held the Company’s Annual General Meeting of Shareholders (the “AGM”) at 23 Ubi Crescent, Singapore 408579. On August 25, 2025 (the “Record Date”), the record date for the AGM, there were 38,417,987 of the Company’s ordinary shares (the “Ordinary Shares”) issued and outstanding and entitled to vote at the AGM. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of Ordinary Share held by such holder on the Record Date. Eleven items of business were acted upon by the Company’s shareholders at the AGM, each of which was approved by the shareholders.

1. Shareholders approved receiving and adopting the Directors’ Statement, the audited financial statements of the Company for the financial year ended March 31, 2025. The voting results were as follows:

For	Against	Abstain
33,017,393	2,100	0

2. Shareholders approved receiving and adopting the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2025. The voting results were as follows:

For	Against	Abstain
33,017,392	2,101	0

3. Shareholders approved the re-election of the following Directors who are retiring by rotation pursuant to Regulation 88 of the Constitution of the Company and who, being eligible, offer themselves for re-election as Directors. The voting results were as follows:

	FOR	AGAINST	ABSTAIN
William Mirecki	33,015,370	4,123	0
Kai Yue Jason Chan	33,015,369	4,124	0

4. Shareholders approved payment of Directors’ fees of US$215,000 for the financial year ended March 31, 2025. The voting results were as follows:

For	Against	Abstain
33,016,268	3,225	0

5. Shareholders approved the appointment of Weinberg & Co. LA, LLP, as auditor of the Company for the financial year ending March 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion. The voting results were as follows:

For	Against	Abstain
33,016,369	2,226	898

6. Shareholders approved the appointment of M/s Paul Wan & Co, as auditor of the Company for the financial year ending March 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion. The voting results were as follows:

For	Against	Abstain
33,016,370	2,225	898

7. Shareholders approved to authorize the Directors to issue Ordinary Shares and make or grant offers, agreements or options that might or would require the issuance of Ordinary Shares. The voting results were as follows:

For	Against	Abstain
32,999,920	19,573	0

8. Shareholders approved to extend and amend the authority granted by the special resolution passed on 19 June 2025 such that the Directors are authorized to consolidate: (i) every six (6) issued ordinary shares in the capital of the Company into one (1) ordinary share of the Company and (ii) subject to the passing of item 10 and item 11 of this current report on Form 6-K, every six (6) issued Class B Preference Shares in the capital of the Company into one (1) Class B Preference Share of the Company. The voting results were as follows:

For	Against	Abstain
32,976,218	43,275	0

9. Shareholders approved to authorize the Directors to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the “Shares”) not exceeding 20% of the issued Shares (excluding treasury shares and subsidiary holdings), at such price(s) not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted on the Nasdaq Capital Market (“Nasdaq”), as the case may be, by way of an on-market purchase transacted on the Nasdaq as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act 1967, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq as may for the time being be applicable. The voting results were as follows:

For	Against	Abstain
33,016,393	3,100	0

10. Shareholders approved to authorize and subject to the passing of item 11 of this current report on Form 6-K, to authorize the Directors to issue Class B Preference Shares and make or grant offers, agreements or options that might or would require the issuance of Class B Preference Shares. The voting results were as follows:

For	Against	Abstain
32,975,038	44,455	0

11. Shareholders approved the amended and restated constitution of the Company as set forth as Exhibit 99.1 in this current report on Form 6-K (the “Second Amended and Restate Constitution”) and that the Second Amended and Restate Constitution shall substitute the Constitution of the Company currently in effect in its entirety, to reflect the rights and privileges of the new class of Class B Preference Shares. The voting results were as follows:

For	Against	Abstain
32,975,039	44,454	0

Exhibits

Exhibit No	Description
99.1	Primech Holdings Ltd Second Amended and Restated Constitution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: October 17, 2025	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

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